FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        This filing relates to the proposed merger between Enterprise Products Partners L.P. (“Enterprise”) and GulfTerra Energy Partners L.P. (“GulfTerra”) announced on Monday, December 15, 2003. This filing includes a CCBN StreetEvents transcript of the conference call held on Monday, December 15, 2003 discussing the proposed merger with the financial community and investors.

CCBN STREETEVENTS TRANSCRIPT OF CONFERENCE CALL

CORPORATE PARTICIPANTS

Randy Burkhalter
Enterprise Products Partners L.P. - Director of Investor Relations

O.S. “Dub” Andras
Enterprise Products Partners L.P. - President and Chief Executive Officer

Robert Phillips
GulfTerra Energy Partners - President and Chief Executive Officer

Michael Creel
Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Keith Forman
GulfTerra Energy Partners - Chief Financial Officer

 CONFERENCE CALL PARTICIPANTS

Yves Siegel
Wachovia Securities - Analyst

Brian Bergey
Bank One - Analyst

Greg Redford
Cafe Financial - Analyst

Stephen Butz
Deutsche Bank - Analyst

Eric Olson
Barrow Hanley - Analyst

Jack Moore
Van Guard - Analyst

Ron Londe
AG Edwards - Analyst

Stewart Morel
UBS - Analyst

Ross Payne
Wachovia Securities - Analyst

Sam Brothwell
Merrill Lynch - Analyst

Michael Waldorf
Paulson &Company - Analyst

Gilbert Alexander
Darfoe - Analyst

Mark Easterbrook
RBC Capital Markets - Analyst

David LeBonte
Smith Barney - Analyst

Vivek Pal
Goldman Sachs - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen and thank you for standing by. Welcome to the Enterprise/GulfTerra conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session with instructions being given at that time. If you should require assistance during the call, please press star zero on your touch-tone phone. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Mr. Randy Burkhalter, please go ahead.

Randy Burkhalter - Enterprise Products Partners L.P. - Director of Investor Relations

Thank you, Dave. Good morning and welcome to the Enterprise Products Partners and GulfTerra Energy Partners conference call to discuss the merger announcement that came out this morning. Dub Andras, Enterprise’s President and CEO, will lead the call and Mike Creel, the company’s Executive Vice President and CFO will follow with financial discussions, Bob Phillips will also speak from GulfTerra Energy Partners. Also with us today is Dan Duncan, Chairman and Co-Founder of Enterprise. There are various other members of management present from both Enterprise and GulfTerra to assist on the call. Afterwards, we will open the call up for your questions.

During this call, we will make forward-looking statements within the meaning of Section 21 E of the Securities and Exchange Commission Act of 1934 that are based on the beliefs of Enterprise and GulfTerra, as well as assumptions made by and information currently available to Enterprise and GulfTerra’s management. Although Enterprise and GulfTerra believe that the expectations reflected in such forward-looking statements are reasonable, neither Enterprise nor GulfTerra can give assurance that such expectations will prove to be correct. Please refer to Enterprise’s and GulfTerra’s latest filing with the Securities and Exchange Commission for a list of factors that may cause actual results to differ materially from those in the forward-looking statements made during this call.

Now, I will turn the call over to Dub.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Thank you, Randy and good morning and thank you for joining us today. Today is a historic day for our partnerships in that we have announced a multi step transaction that results in a merger of equals of Enterprise and GulfTerra. The combination creates one of the leading providers of midstream energy services in the United States with an enterprise value of approximately $13 billion. The combined businesses provide a complete array of services for producers and consumers of natural gas, natural gas liquids and crude oil from wellheads to end users and key producing and consuming reasons.

In natural gas, we will have gathering, treating, processing, transportation and storage and, in Texas and Louisiana, intrastate markets. In the NGL, transportation, fractionation storage, distribution and an import/export terminaling assets. In the Gulf of Mexico, we will have crude oil and natural gas gathering and transportation and hub platform services.

Some of the significance of the transaction, strong asset position serving the major producing basins which are Gulf of Mexico, onshore, shelf and deep water, South and East Texas, the Permian Basin, the San Juan Basin, Rocky Mountains and even Western Canada, Western Sedimentary Basins through connections with third party pipelines in the Upper Midwest. A full service franchise serving the largest consuming regions of natural gas, NGLs and crude oil on the U.S. Gulf Coast, primarily refineries in petrochemical facilities.

We will have a complementary business profile that generates substantial cash flow from fee-based services and provide a partial natural hedge to changes in commodity prices.

In a general overview of the combined operations, we will have in the pipeline segment, 17,000 miles of natural gas pipelines, 13,000 miles of NGL and petrochemical pipelines, 340 miles of Gulf of Mexico crude oil pipelines, 164 million barrels of NGL storage capacity and 23 billion cubic feet of natural gas storage capacity, six Gulf of Mexico platform hubs, NGLs to import and export terminals on the Houston ship channel and fractionation will have interest in 19 plants with a net capacity of approximately 650,000 barrels per day. In natural gas processing, we will have interest in 24 plants, with a net processing capacity of 6 billion cubic feet per day. Over 70% of the contract mix is fee-based, percent of proceeds, or a liquids or hybrid.

The value drivers for the merger are the following: It creates a $13 billion partnership with the best GP structure among the universe of growth partnerships, the lowest GP incentive distribution right of 25% results in a lower cost of capital for the combined partnerships and greater accretion from organic and acquisition growth. The transfer of economic value from the GP to the limited partnership as a result of the high splits being capped at 25% versus 50%, like the other growth partnerships, is significant. Based on the size of the combined partnerships, approximately 319 million units outstanding, if you would assume an annual cash distribution growth rate of 8%, the cumulative amount of cash retained in the partnership over a five-year period with a high split of 25% versus 50% is approximately $600 million. Even at a conservative growth rate of 6%, the amount of cash retained is $400 million. This savings on the lower payout to the GP can be used to reinvest in the growth of the partnership, retire debt and/or increase distributions to the limited partners.

Also, we have the contribution of a 50% ownership in GTM GP from EPD’s GP to the limited partners for no consideration. It’s estimated annual cash flow is $42 million and effectively subsidizes the transactions to benefit the LP unit holders and debt investors. We will continue to be consistent with our focus on economic alignment with the LP unit holders, post closing after the merger, affiliates of the GP will own approximately 43% of EPD’s LP units. And then, we will in addition have the traditional merger synergies of incremental and organic growth and commercial opportunities at annual cost savings synergies initially estimated to be $30 million and potential interest savings.

I will now turn the presentation to Bob Phillips, the Chairman and CEO of GulfTerra. Bob?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Thanks, Dub and I want to start by thanking Dan Duncan and his team for their role in making this deal happen. Also, extend congratulations to all of the Enterprise management team, the GulfTerra management team and the El Paso management team. These folks worked very hard over the last few weeks to get this transaction done, we’re very proud of the transaction and we’re excited about being here with you today to announce this great merger between two successful public partnerships and two of the most respected midstream companies in the industry.

Some early press reports, of course, have erroneously described the deal as an acquisition by Enterprise at a slight premium or just another divestiture by El Paso but it is neither one of those, it is truly a merger of equals that is going to create an outstanding midstream company that will clearly benefit the long term opportunities for each of Enterprise and GulfTerra and in my mind, it is a deal where one plus one is clearly going to be three. It is a deal that is, in the long term, best interest of both the Enterprise and the GulfTerra unit holders, by combining a very low cost capital structure with a great set of assets and a tremendous set of growth opportunities for this business.

Starting off on slide nine, I would like to expand on the rationale for this combination and highlight some of the long-term benefits that we think are likely to accrue to our investors, our employees and our customers. First and foremost, this merger of Enterprise and GulfTerra will create the most geographically and functionally diverse midstream company in the industry. We think this is going to be very attractive to investors in the MLP sector.

Secondly, the increased scope of the combined businesses will clearly promote a greater number of greenfield or organic projects, systems expansions and acquisitions, opportunities, as I said, supported by a substantial capital platform for investment.

This management team, once we combine the two entities, will be second to none, with a joint focus on top performance in the MLP sector and I think based upon our past track records we can deliver that year after year. We believe the new partnership and governance structures for the merged enterprise will become the model in our industry. We are very proud of that, we spent a lot of time working on the governance structure and we think it will become a blueprint for future MLPs.

As I said, this transaction is a real winner for all three companies. The deal reflects the value that Enterprise and GulfTerra have achieved through our solid performance in recent years and it achieves the goals of El Paso’s new long-range plan which was announced earlier today and finally, I think this is a perfect marriage of companies that share similar investment, operating and customer services philosophies. I know having been fortunate to manage GulfTerra for the last few years and getting to know the Enterprise people, that we have the best employees in the industry and we look forward to joining forces to create a world class midstream company.

On the next slide, let me just give you what is the obvious and I think breath-taking result of this great combination. The merger represents a very impressive combination of midstream assets, spanning the U.S. from the Rockies to the deep water trend of the Gulf of Mexico, with Enterprise’s industry leadership in natural gas liquids and petrochemical services and GulfTerra’s strong position in pipelines, the combination, I think, can realize both benefits of integration, as well as a diversity of being strategically positioned in all the best supply basins in North America in the leading consuming regions for gas and gas liquids.

Clearly, the assets that Enterprise and GulfTerra bring to the table are complementary, offer tremendous growth potential and we think a very focused expansion of services for our customers. We are very excited about this map and, again, we think it will be attractive to investors and a compelling story to the current unit holders of Enterprise and GulfTerra.

On the next slide, I think we focus in on one of our geographical opportunities, we’re very excited about the growth potential for these combined businesses, in the Gulf Coast area, where our combined assets and businesses can offer producers, shippers and our end use customers with a full range of competitive services from the well head to the market. We will say this over and over and over again. Without a doubt, this combination not only offers a great advantage to our investors, but one of the important drivers will be the benefits to our customers both current customers of both partnerships, as well as future customers.

Clearly, you can see in Texas and Louisiana, we are well positioned to offer a broad range of those services from the wellhead, all the way to the burner tip and into the petrochemical and refining markets. The combination of Enterprise’s industry-leading Mont Belvieu and Louisiana and NGL, petrochemical assets along with GulfTerra’s pipeline processing and fractionation assets in Texas as well as GulfTerra’s Gulf of Mexico pipelines and platforms, we think will provide a model for operating synergies, the ability to access growing markets and the scale to enhance customer performance. We are very excited about the combination and what benefits that will create for our customers in the Gulf Coast area.

As we begin to drill down to some of the geographic regions where we think we have exceptional synergies between our existing assets, I start with the Rockies and the San Juan Basin area, it is a perfect example, in fact a great example of the complementary nature of this merger. In the San Juan Basin, as you know, which is one of the gas-rich regions of the Rockies that currently supplies Enterprise’s substantial Mid-America pipeline system, the largest gatherer and transporter of natural gas liquids from the gas rich Rockies region, the San Juan Basin is one of the stops along the way and it is a significant contributor of NGL supplies to that pipeline system.

Likewise, GulfTerra’s existing San Juan gathering system and the Chaco Processing Plant, currently gather and process long live conventional ridge gas reserves and currently produce about 44,000 barrels a day of wide grade product into the MAPL system. You can see the synergies, they jump off the page, clearly as we go forward, with announced optimization projects like we have, expansions of our gathering system and processing plant which are currently under way. We should begin to provide more downstream value as the combined entity would benefit from higher volumes through MAPL and as our customers in the San Juan Basin will benefit from direct access to the Mont Belvieu NGL markets.

Clearly and additionally, as Dub mentioned, we see some synergies on the economic side of our combined contract portfolio, GulfTerra’s indexed based gathering contracts in the San Juan Basin can act as a bit of a natural hedge or a partial hedge, as gas prices increase and GulfTerra’s gathering rates increase in the San Juan Basin, that offsets the effect of higher gas prices on Enterprise’s petrochemical business. We see a lot of synergies in this area by combining not only the assets in the San Juan Basin region but by combining two great contract portfolios and a lot of benefits to our producers and our market customers.

On the next slide we will talk a little bit about the Texas intrastate pipeline. GulfTerra’s Texas system, as you know, is the largest in Texas with extensive reach to all the major supply regions like the South Texas Vicksburg, the Wilcox Trends in South Texas, the Moisture Trend in East Texas and the prolific Barnett Shale in the Fort Worth Basin. Additionally, you may remember we are the largest gas service provider to the growing Central Texas market of Austin and San Antonio and a primary transporter for a number of gas fired power plants constructed in Texas in recent years. The pipeline has been a cornerstone of GTM’s business and will continue to be after the merger.

So where is the complementary nature of the pipeline system? Clearly, the acquisition of the nine natural gas processing plants, which support that pipeline system in South Texas, which are being acquired as a part of this merger transaction is a very important recombination, if you will, of those plants with the physical operation of the pipeline system, resulting in greater efficiencies and expanded supply opportunities to feed both the natural gas pipeline as well as our complementary natural gas liquids infrastructure along the Texas Gulf Coast.

Flipping the page, I think you can see the real synergy of the combination and that is by examining how we can combine the physical operations of our Texas intrastate pipeline and our very similarly positioned Enterprise Acadian gas pipeline, I think it indicates where a lot of these synergies will come from, I would simply point out that the Acadian system is similarly well positioned in Louisiana, Louisiana’s intrastate market for future growth and expanded services, we’re excited about the potential of combining the operating capabilities of these two pipelines to improve customer services, compete for new supplies, expand into new markets and benefit from the overall increased demand that we expect for natural gas in the years ahead.

I think, as we turn to the natural gas liquids business, though, you begin to see the real cornerstone synergies that emerge from this combination. Natural gas liquids and petrochemicals have always been Enterprise’s core business since the beginning. They are clearly considered to be the industry leader in this area and we’re proud to combine our Texas-based NGL assets with Enterprise’s great franchise business located in Mont Belvieu and throughout Louisiana.

GTM’s NGL transportation and fractionation assets, as you know, run from deep South Texas up to the Houston market and the purchase of El Paso’s South Texas processing plants through this merger agreement clearly ensures the long term NGL supply base for our customers attached to this NGL system along the Gulf Coast, but importantly, the combination of this business, along with Enterprise’s business, under one roof, enables us to provide more flexibility to our individual and combined customers, allows us to offer state of the art services to the petrochemical and refining market and to better balance supplies across regions for petrochemical feed stock and products to this vital sector of the economy. We’re looking forward to a big rebound in the economy and in the NGL sector and I think that will benefit both Enterprise as well as GulfTerra.

I think the greatest growth potential from this combination may lie in the Gulf of Mexico where GulfTerra has established itself as a leader in the development of midstream infrastructure, to new oil and gas discoveries in the deep water trend and Enterprise’s onshore NGL infrastructure is both incomparable as well as positioned to benefit from the increased rich gas supplies that will be coming from those new fields that we will be gathering and processing. With major projects under way, such as Marco Polo platform, and export pipelines, the Phoenix and Medusa gathering systems, offshore, the Cameron Highway oil pipeline system, I think you can understand our excitement about the opportunities in the deep water trend and in the Gulf of Mexico and coming onshore into Louisiana to offer even greater services to our producers, greater access to supplies to our consumers in Louisiana, through this planned merger with Enterprise and I think we are very excited about the opportunities for growth from the Gulf of Mexico.

Now finally, a key component of our diversified business portfolio after the merger will clearly be gas processing. Processing, of course, enhances the competitiveness of our gathering systems and our pipelines allowing us to attract rich gas supplies but it also provides the basic supplies of NGLs to Enterprise’s industry-leading fractionation, storage, terminal and petrochemical business. This integrated business model, of course, has been the foundation of Enterprise’s long-term success and we’re excited about employing that after we combine these businesses.

One of the key benefits of this transaction will be to dampen the earnings volatility of the processing business through the combination of GulfTerra’s plants, which are currently largely a percentage of proceeds and fixed fee, as well as the new South Texas plants being acquired from El Paso at the close of the merger. And I think the chart clearly depicts the improved contract mix that we will benefit from owning, in large part, to the successful renegotiation of several traditional keepwhole contracts and margin bend contracts in the Enterprise portfolio, as well as in El Paso’s South Texas plant portfolio, changing those into more risk averse percentage-of-proceeds and fixed-fee contracts, but we see significant benefits in the stability of cash flows coming from this very important aspect of our business.

That’s a very rough and very quick overview of what we think are some of the compelling geographic and business aspects of this transaction. I think that the deal structure and the governance structure as well are compelling parts of the deal which you would be interested in. It is a compelling story all around supported by a world class set of midstream assets, that’s no doubt, and most professional employees in the energy industry.

I know that all of us here at GulfTerra are proud to be part of this merger and I’m looking forward to working with Dan and Dub and all of the Enterprise and GulfTerra employees to make this the best MLP in the business and with that, I turn it over to Mike Creel to review the transaction structure and then I will come back and talk briefly about the proposed governance structure and the post merger management team. Mike?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Thanks, Bob. We will break this into two steps: There are two principal steps in the transaction, step one occurred today, step two will occur after we receive owner approval from both sets of unit holders as well as FTC approval and satisfactory customary closing conditions. We expect step two to occur in the second half of 2004.

In step one, there were a couple of different pieces to it. In the first, El Paso reacquired the 9.9% interest in GulfTerra’s general partner that was owned by Goldman Sachs and, immediately after that, Enterprise acquired a 50% ownership in the general partner of GulfTerra from El Paso, for $425 million in cash. That $425 million came from our existing credit facilities, as $200 million there and $225 million from an acquisition credit facility.

There is, on the web site, in the structure diagram on page 19, you can see the flow of the various funds and the resulting ownership in the GulfTerra Energy Partner general partner. As you can see, Enterprise owns 50% and El Paso, of course, owns 50% today.

The balance sheet for Enterprise as of the end of the third quarter, showed that we had debt to total capitalization of just over a 52%, and net debt to total capitalization just under 52%. After this transaction, we expect that the debt to total cap would have been roughly 54% and the pieces that affected the balance sheet refers to the payment of the $425 million for the 50% ownership in GulfTerra’s general partner, along with some minor associated costs, we have also shown the effect of the $102 million that we expect to receive on Wednesday as a result of the issuance of the Class B units, as well as the $32.9 million of cash that we received through our distribution reinvestment program in November. Again, with those adjustments, the 9/30 balance sheet would have shown debt to total cap of roughly 54%.

With that, I will turn it back over to Bob to discuss the governance in step one.

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Yeah, thanks, Mike. This is a very important feature of the deal to the GulfTerra unit holders and to the rating agencies, equity and debt holders that follow our company. As you know, we worked very hard throughout this year on our ring-fencing initiatives, culminating in a sale several months ago of 9.9% of the GP interest to Goldman Sachs largely driven by the need to ring-fence our credit profile from El Paso, the general partner.

This transaction carries on that same model and is patterned after that Goldman Sachs transaction, providing all the relevant protections to the GulfTerra unit holders under a number of different circumstances, the difference of course is El Paso - Enterprise would own 50% sharing ratio in the GP as opposed to the 9.9%. It is nonvoting, as a descriptive term meaning that it does not participate in essentially the management of the business, that is an important distinction as well, but I want to be clear about this to the GTM unit holders that Enterprise products would have the same protective rights which benefit GTM’s LP unit holders with respect to a certain number of transactions, including voluntary bankruptcy or any action relating to bankruptcy liquidation or dissolution. And importantly, El Paso would still have the technical responsibility for managing the business during this interim period.

On the next slide, we can talk about a couple of other, I think, equally important provisions of this transaction. There are no out provisions. There is no doubt that the three parties to this transaction, absolutely and unequivocally intend to go forward with the transaction. It is highly unlikely that step two would not occur but in the unlikely event that it might, it certainly puts us in the same position that we are today, and that is that Enterprise would own one-half of the GP interest and, we think, one of the best MLPs in the industry and our debt holders would continue to benefit from the GP structure and all the protections that it would provide to our limited partner unit holders.

Clearly, a right of first refusal between the two 50/50 owners of the general partnership is the normal aspect of a deal of this magnitude, you would expect a deal like this to have that and we believe that that as well is an attractive feature guaranteeing long-term stability to this partnership. So, having touched on those two features, I will turn it back over to Mike to talk about step two.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Thanks, Bob and step two again, step two is conditioned on receiving FTC approval and unit holder approval. After that, we will go forward with step two and the first part of step two, El Paso will contribute the remaining 50% interest in GulfTerra’s general partner to Enterprise’s general partner, in exchange for a 50% ownership in Enterprise’s general partner. The 50% interest in GulfTerra’s general partner that we received from El Paso will then be contributed down to our partnership for no consideration.

After that, Enterprise will purchase approximately 13.8 million GulfTerra units owned by El Paso for $500 million in cash. That purchase price is based on a 10% discount to the average GulfTerra price for the 20 trading days prior to announcement and that is roughly $36.19 per unit. Immediately after that, Enterprise Products Partners and GulfTerra Energy Partners will merge with Enterprise named the surviving parent entity and GulfTerra surviving their wholly-owned subsidiary of Enterprise.

In the transaction, the GulfTerra unit holders will receive 1.81 of Enterprise common units for each GulfTerra common unit and this represents approximately a 2.2% premium based on the relevant prices and closing prices on December 12, 2003. The transaction with El Paso would also exchange its remaining 7.5 million GulfTerra common units at 1.81 times, for about 13.6 million Enterprise units.

It is estimated that after this transaction, after the merger is completed, we will have roughly 319 million units outstanding and we do expect to increase the cash distribution rate on our units to $1.58 per unit after closing step two and that’s equivalent to the GulfTerra distribution rate of $2.86 per unit.

Concurrent with the merger, Enterprise will also purchase nine South Texas natural gas processing and treatment plants from El Paso for $150 million and, as Bob has indicated, those plants are very important to the combined MLP and we think will provide a lot of value going forward.

On page 25, you can see the structure diagram, the movement of cash and the various pieces involved in step two and on page 26, you can see the resulting ownership structure and the ownership interest. We think it is a very exciting transaction and are looking forward to it and with that, I will turn it back over to Bob to talk about post merger governance provisions.

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Mike I think this is another very attractive feature of the transaction, clearly, a great corporate governance structure modeled largely after how we were set up at GulfTerra but a much larger and clearly, more representative and more attractive Board than we had at GulfTerra. It is a Board that will be composed of five members designated or selected by both Enterprise as well as El Paso. Clearly an alignment of interests there and an opportunity to staff that Board with some significant experience to help us manage this business.

Of course, Dan Duncan and Dub Andras will be designated members of the Board with Dan continuing his role as Chairman and Dub continuing his role as CEO as a Board member. On the El Paso side, El Paso has designated myself and Dwight Scott as the initial inside Board members and we will be adding, as Enterprise will, three designated independent Board members. Again, I think a model for the industry, with a combination of combined GP structure and a Board, a governance structure that reflects the interests of those two 50/50 owners in the combined GP. A Board that will clearly be independent in terms of both the New York Stock Exchange as well as Sarbanes-Oxley rules, protecting the rights and representing the interests of our public unit holders and our debt holders. I’m very pleased with this, I think the rating agencies will find this an attractive feature and I think it will draw the interest of investors as well and may become a model for the industry.

On the audit and conflicts side, of course, with co GP’s we will continue to carry on the tradition of having an entirely independent audit and special conflicts committee that will manage the process of an approval intercompany transactions between the co-GP and the partnership.

On the next page, a number of item or features that will ensure we are all on the same page going forward ensuring that to the extent that the Board must decide upon any number of these fundamental future transactions, that at least one insider from each of the two co GP’s will be required to approve that transaction. We think that is an important feature as well, that clearly aligns the interests of the general partners with the limited partners and importantly, that last footnote, or last bullet on page 28, in the event of a deadlock, which I suppose is a remote possibility, it is not lost on me that Dan Duncan will be the tie-breaker since he was the Founder of Enterprise, is the largest investor in Enterprise, and I think probably the most experienced of this combined Enterprise MLP as well so, we are very pleased with that.

I would ask to you turn to the next slide, which briefly describes the post-merger management. We’ve not given a lot of consideration to this, as you would expect, we have all been working hard to complete this transaction. Again, I’m proud to ensure the Enterprise unit holders that their senior experienced and a very successful management combination of Dan Duncan and Dub Andras will continue to lead this combined entity. I’m pleased and proud to be a part of that, play a role in the future management team and we all are going to sit down relatively soon and take an opportunity to reflect on this great business that we’re going to put together and this great set of employees and executives that we have to create what, we think, will be the top management team in both the MLP space as well as the midstream space and we’re excited about that.

And those are my final comments and I will turn it back to Mike for the last couple of slides.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Thanks, Bob. Post closing, in step two, the ownership of Enterprise is going to shake out something like this: EPCO, an Enterprise Products Company which is a privately owned company and it’s affiliates will own roughly 37.8% of the company, our public unit holders will own approximately 16.6%, the GulfTerra public unit holders will own roughly 24.8% of the combined entity, Shell will own 12.6%, that’s through their 41 million common units that they currently own, El Paso Corporation will own 4.2% and Goldman Sachs will own 2%. That all totals roughly 98% and the general partner will continue to own 2% interest.

We think this is a great alignment of owners. We think that it is going to be a very good transaction, not only for our equity owners but also from our debt holder standpoint and we look forward to going forward with them to combining the companies and realizing the synergies and the opportunities that we think exist and with that, we will open it up for questions.

QUESTION AND ANSWER

Operator

Certainly, ladies and gentlemen if you wish to ask a question, please depress the star one on your touch-tone phone. You will hear a tone indicating that you have been placed in queue and you may remove yourself from that queue at any time by depressing the pound key. If you are using a speaker phone, please pick up your hand set before pressing any numbers and if you did queue up before this announcement, please requeue. One moment please, for our first question. Thank you. Our first question will come from the line of Yves Siegel with Wachovia. Please go ahead.

Yves Siegel - Wachovia Securities - Analyst

Good morning.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Good morning.

Yves Siegel - Wachovia Securities - Analyst

A couple of questions, one, is it possible for you all to just give a quick background on what was the genesis of the two companies coming together, number one? And then the second part is, GulfTerra, the way you structured this, is going to be a wholly-owned subsidiary, is that something that will change over time? Is there, in terms of just managing the assets, the ability, I would think, to combine some of those assets. Thanks.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Let’s answer your number two one, first. Mike would you answer that one?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Sure, Yves. After the step two closing, clearly there is debt at the GulfTerra level and that’s principally why this has been structured the way it is to make sure that is going to remain there. There is obviously the opportunity to manage the assets separately from the ownership and we expect to be able to realize synergies, irrespective of the actual ownership structure. There may be an opportunity down the road to change the ownership structure, merge entities but we, honestly, haven’t got that far yet.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

The answer to your number one question is, Bob Phillips and I have been discussing the possibility for some time and it really didn’t gel until the new CEO of El Paso came on the scene in September, and Bob reviewed the idea with him and it went from there into serious negotiations.

Yves Siegel - Wachovia Securities - Analyst

Could you also just comment on how you arrive at $30 million of cost savings?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Yeah,Yves, it was a relatively high level exercise that we went through, and we assumed that there was probably $18 million or so in employee costs, there was about $4 million in insurance costs, $4 million in public company costs, a million dollars in rent, a million dollars in director and officer liability insurance, and there’s $2 million that we estimated of I.T. cost savings. and again, this is pretty high level. We’ve not really got than much into the other parts of the business operationally what we might be able to do, and clearly, there are other opportunities, but those are the kinds of areas that we identified from just kind of a high level.

Yves Siegel - Wachovia Securities - Analyst

And last question, in terms of looking at the customer base and I know it is early, so you probably haven’t had a chance to talk to your major customers, but the question is, is there an opportunity to add new customers that maybe GulfTerra had and Enterprise didn’t have? Is there opportunities to provide new services and on the flip side, is there some overlap that perhaps you might see some loss of revenue? Thank you.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Bob, do you want to answer that one?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Yeah, Yves, first of all, there is little overlap from a geographic standpoint. I think if you looked at the maps as we flipped through them, you saw the great map that’s created by this combination. So, from geographic region to region, there is not a lot of overlap in the basic businesses. No doubt, Enterprise’s NGL and petrochemical business is substantially greater than ours but I think there is some common customers in there that we serve, given the fact that the petrochemical and refining market is fairly small in terms of the number of major players that we serve. I think that allows us to enhance the services that we can provide to those petrochemical and natural gas liquids customers.

And then, in the areas where we do have some similar or integrated opportunities, such as where we will be bringing new oil and gas supplies on from the deep water trend, into the Louisiana market, there is no doubt that that, in that area, the transaction will enhance or benefit the range of customer services that we can provide. So, I don’t see this as a two plus two equals three, quite the opposite, this will be two plus two equals five and we should be adding some additional customers through the combined portfolio but clearly, enhancing the levels of service and performance to our customers as we go forward.

Yves Siegel - Wachovia Securities - Analyst

All right. Thank you. Good luck.

Operator

Thank you. Next we will have a question from the line of Brian Bergey with Bank One. Please go ahead.

Brian Bergey - Bank One - Analyst

Hi, it’s Brian Bergey from Bank One Capital Markets. Actually this is a question for Mike, if you look at the pro forma leverage matrix, I mean - I came up with a 54% after step one. After phase two, or step two, once you pay the $150 million for the plants, you’ve assumed the GulfTerra debt and so forth. What does the pro forma leverage look like in that case?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Well, I would love to answer but I’ve been cautioned not to go into pro formas but it is a relatively straightforward exercise and the debt to total cap number might surprise you, if you actually go through the exercise, because in the transaction, we’re exchanging our common units for the outstanding common units of GulfTerra, the GulfTerra units are recorded on a book basis. So - and ours are going to be issued based on the fair market value at the time of exchange. So, the debt to cap will actually be lower than you might otherwise expect and I wish I could go through the numbers with you, but our lawyers have threatened me with severe bodily harm if I did that.

Brian Bergey - Bank One - Analyst

Just out of curiosity, as far as the rating agencies are concerned, have you had a chance to talk with them about this? And any first look signs about, you know, I guess strategically there is no doubt that this thing makes sense, but from a financial perspective, I was wondering if there was any concern that you got from the rating agencies?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Well, let me answer it first and Randy’s had more direct contact with the rating agencies and I will let him follow-up but in our minds, one of the features that we like about the transaction is the two-step nature of it and that enables us to go forward and do the step one, acquiring the 50% interest in the GulfTerra general partner and it is a relatively small transaction in the grand scheme of things, $425 million, enables us to finance that in a way that makes sense for us and our debt holders and then also, positions us for step two. In step two, we’re issuing a lot of equity in the exchange for the GulfTerra public units so we think that, again, minimizes the risk of the transaction, certainly reduces the leverage ratio that we have otherwise. But let me let Randy speak specifically to the rating agencies.

Brian Bergey - Bank One - Analyst

Okay.

Randy Fowler - Enterprise Products Partners L.P. - Vice President and Treasurer

I think, right now, our current expectation there based on conversations that we’ve had is that as far as at Moody’s, currently, we’re Baa2 with a stable outlook there. They may come in and put us on negative outlook just as they review the transaction. At S&P, we’re at BBB minus, with a negative outlook. I believe they will remove the negative outlook and just put us on credit watch negative as they come in and review the transaction as well.

Brian Bergey - Bank One - Analyst

Thank you very much.

Operator

Thank you. Next is a question or comment from the line of Greg Redford with Cafe Financial. Please go ahead.

Greg Redford - Cafe Financial - Analyst

Good morning, thank you. I’ve noticed this is the second announced transaction recently concerning midstream operations and I’m wondering if there is a structural - underlying structural change in the industry that makes these assets more attractive on a going forward basis?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

You want to try that one, Bob?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Yeah, no structural change that is taking place in the industry with respect to midstream assets. You know, we’ve lived our entire careers in the midstream sector, we think they’ve always been highly valued, largely because they’re real assets, delivering real cash flow, and people can count them. It is a very transparent business, it is a service-oriented business, it is a business where you can make investments and deliver returns and people can see the success of your investment track record and both of these companies, Enterprise and GulfTerra, have been tremendously successful in investing money in midstream assets and providing services to customers, no structural change.

What has occurred, of course, is as more capital has moved into the master limited partnership financing structure, because of the inherent advantages that it provides to investors, because of the tax deferred nature of ownership of an MLP and MLPs like Enterprise and GulfTerra have been so successful, in investing investor money and delivering significantly increased distributable cash flow over the last few years, there has been a significant influx of capital into this sector. Because of the significant influx of the capital and because a lot of the large energy conglomerates have suffered under some deteriorating financial difficulty, making a lot of those assets available in the market, then I think we’re simply being in the right place at the right time and the result is, our investors have made an awful lot of money over the last several years. The good news is, we think that environment continues for a number of years but this merger is not conditioned upon any type of acquisition activity or pro forma expectations for making acquisitions.

The beauty of this merger is that we’re combining two great sets of assets that will create all sorts of internal investment opportunities for us that will drive our growth in cash flows and distributions to unit holders.

Greg Redford - Cafe Financial - Analyst

Great. Thank you and with respect to the transaction itself, I noticed that GulfTerra, at one point I think recently still had a rate case with FERC outstanding, are there any conditions to the transaction relating to that, or environmental audits, things of that nature?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

No, no conditions at all relating to the Ohio system or any environmental liabilities. The deal is structured in a very conventional sense from that standpoint.

Greg Redford - Cafe Financial - Analyst

Thank you. Finally; there breakup fees associated with the deal?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Yes, there is. The breakup fee is dependent upon whether or not there is a superior offer. There is a breakup fee of $112 million if there is a breakup due to a superior offer. Otherwise, there is a breakup fee of $15 million.

Greg Redford - Cafe Financial - Analyst

Thank you. And I am sorry, just to clarify the last question you responded to; is that to say that GulfTerra’s rate case with FERC has been passed or still under review?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

It is still being reviewed. It is still under review. But remember, the Ohio system contributed to that $8 million of cash flow. An entity that is supposed to generate $435 to $445 million this year.

Greg Redford - Cafe Financial - Analyst

Thanks a lot.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

That is GulfTerra, not the combined.

Greg Redford - Cafe Financial - Analyst

Right. Okay.

Operator

Thank you. And next is Stephen Butz with Deutsche Bank. Please go ahead.

Stephen Butz - Deutsche Bank - Analyst

Good morning, and congratulations.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Thank you, Stephen.

Stephen Butz - Deutsche Bank - Analyst

Can you quantify your market share, combined market share and processing in your key regions? And also whether or not you think you would have any assets that you might need to divest for FTC approval?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

We have not looked at market share. Clearly, with respect to divestitures, the assets that Enterprise acquired from El Paso a couple years ago are subject to an FTC consent order. We know those are going to have to be sold. We think that, you know, the rest of the business is pretty good. There is not much overlap. There are, obviously during the FTC process, we may discover that there are some other assets that need to be sold but we think don’t think there is anything material.

Stephen Butz - Deutsche Bank - Analyst

Okay and in terms of the $18 million in employee savings, what areas, you know, do you expect those to be concentrated in?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Again, we’ve just looked at this at a very high level. We’ve not narrowed down anything specifically. It is a just a merger of this sort, we just assume that there is some savings.

Stephen Butz - Deutsche Bank - Analyst

Okay. That’s all for now. Thanks.

Operator

Thank you. Next we have a comment or question from Eric Olson with Barrow Hanley. Please go ahead.

Eric Olson - Barrow Hanley - Analyst

Yes, good morning. A question about the rating agencies, I know you were discussing this earlier, but are you willing to do whatever it takes to prevent a downgrade by say S&P or Moody’s?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

We have structured the transaction in a way and have looked at financing plans in a way that would clearly put us in a position to retain a solid investment-grade rating. Obviously, we have no control over what the rating agencies do, we think we will be able to convince them that our plan is solid and that if we execute it, that we should retain that investment grade rating.

Eric Olson - Barrow Hanley - Analyst

But, so you’re not, can I interpret that to mean that you’re not willing to say, issue a lot of equity or some more assets to pay down debt to maintain your investment grade rating?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

As I said we are issuing a lot of equity in the merger. If you just look at the amount that we’re going to be exchanging for the GulfTerra publicly owned units, that is very substantial. If you’re asking me if we will do things that we think are irrational, simply to keep a rating and take steps that we don’t think are necessary, I’m not sure that’s a fair question.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

I would like to say that remains one of the primary goals of the MLP, is to remain investment grade and we will work diligently to achieve that. One of the things we would like to do is bring up one of GulfTerra’s credits. we will have Keith Forman speak to that.

Keith Forman - GulfTerra Energy Partners - Chief Financial Officer

I will talk about, I think Mike has had the same experience with the rating agencies. We wish it was that simple where they just laid it out, if you do X, Y and Z, you will get this rating but in my 20 years experience, in Mike’s 20 years experience, we have never had that clearly expressed to us, Eric. So I really wish for your world but that’s not the real world. But with respect to the GTM credit rating, we expect that Moody’s, we’re going to have a conversation later today with them, you know, the tone and vibe from our conversations has been positive. From S&P, we also experienced the same positive vibe and we expect, therefore, there to be no change out of the box, you know, with our ratings, although the outlooks on those, that’s the part that we’re waiting for later today to hear.

Eric Olson - Barrow Hanley - Analyst

Okay and just any thoughts as to when you will be back in the term debt market to maybe term out some of the short-term debt that are you taking on right now? Is this a second half of ‘04 type of event?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

The short term debt that we’re taking on is 200 of that is under our existing credit facilities and we’ve got plenty of capacity there. 225 is under a acquisition facility. Our expectation is that we would be back in the market in January time, timing is really dependent on filing of various SEC filings but we would expect to issue equity to begin reducing that balance.

Eric Olson - Barrow Hanley - Analyst

But term debt would be sometime in the first half of ‘04? Is that what I’m hearing?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Yes.

Eric Olson - Barrow Hanley - Analyst

Okay. Thank you.

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

But we would not be issuing debt. We’re actually looking at issuing equity to take out the acquisition term loan.

Eric Olson - Barrow Hanley - Analyst

Oh, great, great. Okay. Thank you.

Operator

Thank you. Next we will open the line of Jack Moore with Vanguard. Please go ahead.

Jack Moore - Vanguard - Analyst

Actually my questions were just answered. Thank you.

Operator

Very good. Thank you. Next we will go to the line of Ron Londe with A.G. Edwards, please go ahead.

Ron Londe - AG Edwards - Analyst

Thank you. I would like to discuss the outlook for distributions. Before the announcement this morning, I think investors generally viewed GulfTerra as having a very favorable outlook for raising the distribution next year and also for Enterprise, which has, you know, an advertised goal of about 10% a year. If I look at the exchange ratios, it looks like that, you know, sometime in the second half, when this closes, the run rate for Enterprise would be $1.58, or about 6% higher than it is right now and GulfTerra would be just slightly higher, marginal increase. Is there room for increases before, you know, the merger closes? Or what would be the expectation afterwards in raising the distribution quickly, if you can assume, you know, the cost savings and such?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

The only thing that we have committed to so far, Ron, is to increase our distribution after the closing of step two, in such a way that the distribution would be equivalent to what the GulfTerra unit holders are getting today. Certainly, there is room to do things between now and then but we really, have not had a chance to look at how that affects our overall financing plan, the rating agency discussions and that’s something we willing looking at very closely here over the next month or so.

Ron Londe - AG Edwards - Analyst

Also, are there any lock up agreements with Shell or with El Paso concerning their units that they’re going to be holding, going forward?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

On the Shell units, there’s no lock, per se. They do have registration rights but they do have to make sure that it doesn’t interfere with our ability to issue equity. They can always issue along with us, to the extent it doesn’t impair our ability to issue equity. So I’m not sure that answers your question, but the nuts and bolts of it is that Shell can do what they want, so long as it doesn’t interfere with our ability to issue equity.

Ron Londe - AG Edwards - Analyst

How about El Paso?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Yeah there is no lock up at either one.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Don’t lose sight of the fact that they’re as cognizant of our combined float, our individual floats as you are and they are sensitive to the same issues, so any, you know, large equity disposition by either party would have a significant result in the value of that investment and they’ve, both parties have performed pretty handsomely over the lifespan of their investments, in both our partnerships.

Ron Londe - AG Edwards - Analyst

Okay. Thank you.

Operator

Thank you next we will go to the line of Stewart Morel with UBS. Please go ahead.

Stewart Morel - UBS - Analyst

Hi, it is Stewart Morel. I wanted to ask, in terms of the structure, it is unclear to me where the actual GP interest in GulfTerra will be held. In the press release, it sounds like the initial acquisition, it said, is going to be at an operating subsidiary of the partnership and on the slides, it looks to be, all at the Enterprise Products Partners level?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Right. We did that just in the sake of simplicity, we didn’t want to get too many boxes on the page but the 50% interest that we buy in step one will be held by a subsidiary of our L.P.

Stewart Morel - UBS - Analyst

So that would be Enterprise Products Partners or a subsidiary of that entity?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

It will be a subsidiary of Enterprise Products Partners L.P.

Stewart Morel - UBS - Analyst

Okay, very good and the 50% will be contributed down, that will be at Enterprise Products Partners?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Correct.

Stewart Morel - UBS - Analyst

Okay. The second question I had, has to deal with the make whole contracts shown at 7%. I know Bob mentioned that they are being renegotiated, I was just curious on timing and how that might work down over the coming 12 or 24 months.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

You know, like Mike has commented on a number of the questions about how are you going to operate during the interim period, we have developed a deal structure that allows, in fact, insists upon both partnerships conducting their business in the ordinary course of business and working diligently to accommodate both each other as well as managing our business. Each of us have our own set of negotiations going on with individual producer or processor customers, both of us share the same philosophy towards how we’re trying to modify our portfolio, our processing portfolio, I think each of us have been successful in the last few months, in getting some of these deals renegotiated. We both expect to continue to be successful in that regard but to put any estimates out there, other than the very broad estimate of how improved we think the processing portfolio will be, by the time we get around to closing this deal, I think would be imprudent.

Stewart Morel - UBS - Analyst

Is it fair to generalize that by saying that you would like to renegotiate all of them with a goal of bringing that down to zero over time, then?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Well, you know, that both of these partnerships have survived and thrived by being largely fee-based companies and operating assets that generate clear, sustainable and stable cash flows, so it wouldn’t come as any surprise to you that we continue to work to eliminate the volatility in our cash flows and that has been inherent in the processing business, to the extent the market allows us an opportunity to renegotiate contracts, to fixed fee agreements or percentage of proceeds agreements where we have tried and true methods of managing the risks associated with changes in price, then we certainly will do that and that should err to the benefit of our investors.

Stewart Morel - UBS - Analyst

Very good. Thank you.

Operator

Thank you. Next we have a question from the line of Ross Payne with Wachovia. Please go ahead.

Ross Payne - Wachovia Securities - Analyst

How are you doing, guys? If you can speak to what your expectation is for the time frame of getting some of the synergies you noted in the press release?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Yeah, Ross, I think that is something that we will be working on during the time that we’re waiting on FTC approval and unit holder approval. Clearly, we’ve approached this at a pretty high level but there are some of those synergies that we think we can capture pretty quickly. I think the majority of them we ought to be able to get within the first year. Some of them maybe we will get in the first quarter or so. So, it is hard to really put a time frame on it, with any level of precision, given the kind of high level nature of looking at the synergies that are available. I don’t know if that helped you out a lot.

Ross Payne - Wachovia Securities - Analyst

No, it does, that’s fine. Appreciate, that Mike. Also, in terms of the processing plants you’re buying from EP, can you talk to the contract terms, that those processing plants had on them? And just generally speaking, you know, how attractive that acquisition was?

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

I didn’t really get the question. Well, again we probably don’t want to go into any great detail but when we acquired those plants, at El Paso, back in the year 2000, the plants were operating under what we call very traditional keepwhole or margin-sharing agreements. We talked about that publicly at the time. Since then, we have been making steady progress in renegotiating those contracts with some of our major producers down in the South Texas area.

And, due to confidentiality, I’m not going to go into any detail, but I will tell that you we’ve made good progress in converting and extending the terms of a number of those contracts, to what we call conditioning mode agreements and I would like to make the point here, very quickly, that our producer customers are actively and willingly participating in this transformation of the traditional processing business. From keepwhole to a more of a “for fee” service. They recognize, just like we do, that the traditional notions of keepwhole contracts were entered into, the fundamentals have changed, and with frequent price spikes that occur in these gas markets, processing business, simply needs to have a better economic model.

We’ve all made that case, people at Enterprise and people at GulfTerra, and El Paso have been industry leaders in talking about how we need to transform the processing business. I’m satisfied we’re going to continue to make good progress. I know we’ve done it in South Texas and I would expect that by the time we get around to merging these entities, that those contract negotiations will largely be complete.

Ross Payne - Wachovia Securities - Analyst

Great. Thanks, guys.

Operator

Thank you. Next we will hear from the line of Sam Brothwell with Merrill Lynch. Please go ahead.

Sam Brothwell - Merrill Lynch - Analyst

Good morning. I think most of mine have been asked and answered but is the only regulatory approval that you anticipate needing FTC?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

I think that’s the principal one. There may be some minor other approvals but none come to mind.

Sam Brothwell - Merrill Lynch - Analyst

Okay. Thank you.

Operator

Thank you. Next is a question from the line of Michael Waldorf with Paulson & Company. Please go ahead.

Michael Waldorf - Paulson & Company - Analyst

Thank you, gentlemen. If all you guys are waiting for is the SEC proxy and you have to do the Hart-Scott-Rodino for antitrust, how come you’re expecting to close in the second half of next year? What do you see taking so long?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We like to think that the FTC process will happen in a matter of 30 days but we’re just being a little bit more conservative.

Michael Waldorf - Paulson & Company - Analyst

Are there any special issues which make you think that it could take as long as six months?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

No, but it is a large transaction, so we are just giving ourselves some room.

Michael Waldorf - Paulson & Company - Analyst

Okay. Thank you very much.

Operator

Thank you. And next we will go to the line of Gilbert Alexander of Darfoe. Please go ahead.

Gilbert Alexander - Darfoe - Analyst

Good afternoon. Could you give us any guess at this point or target guess where you would like your debt to be in two, three years?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

In terms of -

Gilbert Alexander - Darfoe - Analyst

Percentage of total capitalization.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

I think that a reasonable place for it to be is somewhere in the mid-40s.

Gilbert Alexander - Darfoe - Analyst

Mid-40s. And so you will use this 400 to 600 million dollars that you generated to take -

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

I’m sorry I’m having difficulty hearing you?

Gilbert Alexander - Darfoe - Analyst

The 4 to 600 that Dub talked about you would allocate some of that to debt reduction?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Absolutely.

Gilbert Alexander - Darfoe - Analyst

Thank you very much.

Operator

Thank you. And next we will open the line of Mark Easterbrook of RBC. Please go ahead.

Mark Easterbrook - RBC Capital Markets - Analyst

Good morning guys, a lot of my questions have already been answered but just quickly the 500 million that are needed to buy back the 13.8 million shares from El Paso, how are you guys to going to finance that?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We have not decided yet, Mark. It is likely in step two that we will be in the public debt markets looking for some of that. We may be issuing additional equity. We really need to focus more on step two. There is a number of moving parts, looking at how much of the GulfTerra debt we may refinance, how we do that will be a function of capacity in the public debt markets, the amount of equity that we need to raise to have a prudent balance sheet and clearly, we will need to refinance the existing credit facility at GulfTerra, and that will probably coincide with the timing of refinancing our existing facilities, so I think it all comes together in a pretty reasonable time frame.

Mark Easterbrook - RBC Capital Markets - Analyst

And then can you guys give us sort of an EBITDA multiple on those nine processing plants that you guys are acquiring for $150 million?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Not at this point.

Mark Easterbrook - RBC Capital Markets - Analyst

Not at this point? And then again, on the FTC issue, I mean if you did get a fast approval from them, could this close in the first half of next year?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Obviously, if we got the approval, it could.

Mark Easterbrook - RBC Capital Markets - Analyst

Okay.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We would need, as I said, to divest ourselves of the pipeline interests that are subject to the FTC consent orders.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Mike, I actually listened to the El Paso call this morning and Dwight Scott mentioned that it was in the range of six times EBITDA.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Fair enough.

Mark Easterbrook - RBC Capital Markets - Analyst

Okay. Thanks, guys.

Operator

Thank you. Next we will have a follow-up question from the line of Yves Siegel of Wachovia. Please go ahead.

Yves Siegel - Wachovia Securities - Analyst

Thanks. Will you still be able to look at other acquisitions that could be in the market between now and the time that the merger closes?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

I think it depends on the size, and whether it makes sense, but frankly, I think we’ve got our hands full for the time being. I think we’ve got, as Bob said, with this merger, we’ve got a tremendous number of organic growth opportunities, not to say that if something came along that may made a whole lot of sense, that we wouldn’t look at it but I don’t see any big acquisitions, activities here.

Yves Siegel - Wachovia Securities - Analyst

Okay. Thank you.

Operator

And next we will open the line of David LaBonte with Smith Barney. Please go ahead.

David LaBonte - Smith Barney - Analyst

Good morning, guys.

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Hi David.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Good morning, Dave.

David LaBonte - Smith Barney - Analyst

This is more of a strategy question. As you look at the growth strategy of the combined entity, have you thought much about where the focus will be? While there are similarities there are also differences. For example, there has obviously been a focus on the NGL business with Enterprise and with GTM, there has been a focus on developing onshore and offshore bids. Perhaps another example of potential, you know, divergence between the two strategies would be GulfTerra focusing on platform services. Will this, for example, continue to be a focus going forward? Any help you guys could provide in terms of an overview of what your thoughts would be regarding operating/growth strategies at this point?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

David, this is Bob. Let me tackle it first and then Mike can chime in if he feels like Enterprise has a different view. Having spent much of the last month together with these guys I think we know each other pretty well. Again, let me stress my earlier point, we share the same investment strategies, operating strategies and commitment to customer service. We, like all the businesses that we’re in today, we have not designated any product lines or businesses for divestiture or liquidation. We like each other’s businesses, and we like where our assets are located. So, job one for this merger is to leverage off of that combination of assets and combine the best of both worlds into a combined management team, a combined employee force, obviously, a combined balance sheet and then a combined business strategy going forward.

I think what you’re going to see is an extraordinary set of synergies, both cost savings as well as revenue enhancements that emerge from this transaction without any designation that we’re getting into this business or we’re getting out of that business. And if you couldn’t see it on the maps and you didn’t hear it in my voiceover, then I didn’t do a very good job of highlighting what I think are the extraordinary business growth opportunities that will come in those various geographic regions that we talked about, or by combining the operations of those similarly-situated businesses or assets that we will have under one roof.

So, from that standpoint, I know that the Enterprise management share our views for the importance of the deep water trend in the Gulf of Mexico. I know that we share their views for the importance of and the industry-leading position they have in natural gas liquids and petrochemicals and if we can somehow figure out how to combine those so that it is of one fully-integrated set of assets that operate to benefit both our investors in terms of lower cost of operations therefore higher returns, and our customers, because we can provide a broader suite of services, then I think we will have truly hit the homerun that I’m expecting. Mike, you want to comment on that?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Yeah, I echo that. I think one of the things that we noticed early on in the discussions is that there is relatively little overlap in the businesses and the assets and we think the businesses are very complementary to each other, we think there are tremendous opportunities to create additional value through this merger.

David LaBonte - Smith Barney - Analyst

Yeah, I guess that was kind of the question, as you envision the entity further down the road, whether it be two or three years from now and you have a pretty tremendous Gulf Coast presence at this point with the combination of the two entities, is this something you perhaps look at trying to develop an equally strong presence further up in the Rockies, other areas geographically, where do you see taking this company a couple of years from now?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We mentioned on previous calls with the acquisition of the mid America and Seminole systems that there is a tremendous opportunity in the Rocky Mountains for future growth and it continues to be any area that we will be looking at over the next few years, we think it provides tremendous opportunity and we also believe there is a lot of opportunities in deep water Gulf of Mexico with the merger with GulfTerra. They’ve got some exciting things that they’re looking at.

David LaBonte - Smith Barney - Analyst

Okay. Thanks.

Operator

Thank you. Next we have a question from the line of Vivek Pal of Goldman Sachs. Please go ahead.

Vivek Pal - Goldman Sachs - Analyst

Hi, guys. Are you specifically guaranteeing GulfTerra’s debt or is that going to be technically subordinated to Enterprise Product’s debt?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We will be having - I mean the GulfTerra debt will remain there. We do expect to do a debt tender. But to the extent that we don’t, that debt will remain at GulfTerra and it will be structurally subordinated to the Enterprise debt.

Vivek Pal - Goldman Sachs - Analyst

So there can be a rate difference between the two?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

Yes, there can.

Vivek Pal - Goldman Sachs - Analyst

In terms of incremental debt capacity, at your existing ratings, could you shed some light on that? Because you mentioned earlier that only part of the 500 million may be debt issuance. Is that existing debt refinancing? Or is there a possibility of incremental debt?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We well I think a lot of is fundable and the timing of that is still a bit up in the air. First and foremost, looking at the $425 million that we paid today, we are anticipating refinancing that in the equity markets. So, the challenge for us is to look at between now and the time that we close step two, what other transactions we’ve done in the equity or debt capital markets and see how much additional equity we need to raise to maintain, a BBB flat, Baa2 rating, it is entirely possible that we will have to prefund some of step two before we ever get there, just depending on the timing and prefunding can in the equity markets. To the extent, we do not necessarily expect to issue additional equity after step

Vivek Pal - Goldman Sachs - Analyst

So keeping mid BBB ratings would be the a primary objective in deciding that?

Michael Creel - Enterprise Products Partners L.P. - Executive Vice President and Chief Financial Officer

We maintained that all along that keeping solid investment grade ratings is very important to the company.

O.S. “Dub” Andras - Enterprise Products Partners L.P. - President and Chief Executive Officer

Let me just echo that the importance of taking advantage of the significantly lower cost of capital that this combined entity would offer to GulfTerra by comparison and combining that great capital structure that delivers the lower cost of capital due to the cap on the GP splits as well as the historically better rating and credit profile that Enterprise has had over GulfTerra, combining that with this tremendous suite of investment opportunities is the real reason for doing this transaction. So let’s be clear about that. This entity will be very focused on maintaining its credit rating going forward.

Vivek Pal - Goldman Sachs - Analyst

Randy, one last question. You know, clearly, it makes a lot of strategic sense to do this. You’re committed to your investment grade ratings, then why are the agencies in the first step when you are going to be issuing all equity to fund this, going to change the outlook to negative? I mean I know there is a negative, I mean change it one more notch.

Randy Fowler - Enterprise Products Partners L.P. - Vice President and Treasurer

I think they want an opportunity to come in and review the transaction, I mean it is a large transaction. There is a lot of equity that just with the value of the equity that will be exchanged, with the GTM unit, there is a big equity component of the total consideration, so I think they just want an opportunity to just come in and review the entire transaction. And I think it is fair to say that they would also like to see us execute.

Vivek Pal - Goldman Sachs - Analyst

Right, right. So it is more like they want to see progress in issuing that as opposed to the concept.

Randy Fowler - Enterprise Products Partners L.P. - Vice President and Treasurer

Yep, and in the press release we did point out that we are looking to issue 100 million of Class B units, Enterprise will, here in the next, you know, here in the next week. So that would be equity that would come in, and be applied to this $425 million that we paid today.

Vivek Pal - Goldman Sachs - Analyst

Thank you, guys.

Operator

Thank you. Next we will have a follow-up from the line of Greg Redford with Cafe Financial. Please go ahead.

Greg Redford - Cafe Financial - Analyst

Thank you. Just to be clear on the regulatory approvals, is there no approval required from FERC or from any state bodies?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

Remember, there is not a lot, I have emphasized a few times, there is not a lot of duplication in assets, there is no FERC asset touching another FERC asset that hasn’t touched it already.

Greg Redford - Cafe Financial - Analyst

And at the state level?

Robert Phillips - GulfTerra Energy Partners - President and Chief Executive Officer

None that we’re aware of.

Greg Redford - Cafe Financial - Analyst

Thank you.

Operator

Thank you and speakers, we have no one else queued up at this time. Would you like to take another opportunity to have any more questions?

Randy Burkhalter - Enterprise Products Partners L.P. - Director of Investor Relations

Dave this is Randy. I think that’s pretty much all the time that we have today. If there are any follow-up questions we can take them offline.

Operator

Terrific. Thank you.

Randy Burkhalter - Enterprise Products Partners L.P. - Director of Investor Relations

Dave, do you want to give the replay information?

Operator

Yes. One moment, please. Ladies and gentlemen, this conference will be available for replay, pardon me, after 2:00 p.m. today and running through December 22nd at midnight. You may access the AT&T executive play back service at any time, by dialing 1-800-475-6701 and entering the access code 714201. International participants may dial 320-365-3844. Those numbers once again, are 1-800-475-6701 and 320-365-3844 and entering the access code 714201. Thank you, speakers, back to you.

Randy Burkhalter - Enterprise Products Partners L.P. - Director of Investor Relations

Thank you. That’s all we have today. Thank you for joining our call.

Operator

Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference and you may now disconnect.

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